CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

September 2, 2005

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE: Mayasis Resources Corporation
Form SB-2 Registration Statement
File No. 333-126813

Dear Mr. Sprigel:

In response to your letter of comments dated August 15, 2005, please be advised as follows:

Form SB-2

Front Cover of Prospectus
  The revision requested has been provided.

  Disclosure has been provided that the company will seek to be quoted on the Bulletin Board.

  The prospectus will not be used before the effective date. Accordingly, no language has been added to the cover of the prospectus.

  The language has been revised and disclosure has been provided that Mr. Mohamed will not receive a commission.

Securities and Exchange Commission
RE: Mayasis Resources Corporation
Form SB-2 Registration Statement
File No. 333-126813
September 2, 2005

Use of Proceeds
  The table has been revised. Fees payable to the SEC have been deleted. The amounts have been allocated to the accounting fees. The fees set forth in Item 25 correspond to the offering expenses in the Use of Proceeds section. They do not relate to the itemized use of proceeds. The accounting fees which are singularly itemized do not relate to the offering costs. They relate to fees expected to be paid from the proceeds during the next twelve months for accounting services.

  As set forth above, the category of "SEC filing" has been deleted and the amounts included under accounting. Neither Mr. Lysiak's legal fees nor the accounting fees are contingent upon the success of the offering. The amount owed Mr. Lysiak and the accountant will not vary in any manner with the success of the minimum/maximum offering.

  No additional payments were made or are due Mr. McLeod for his services. Disclosure has been provided in the Business section.

Plan of Distribution
  The disclosure you have requested has been provided.

  The bullet points requested have been included in the registration statement.

Section 15(g)
  The disclosure requested has been provided.

Business

Background
  The disclosure regarding the right to reclaim has been provided.

Securities and Exchange Commission
RE: Mayasis Resources Corporation
Form SB-2 Registration Statement
File No. 333-126813
September 2, 2005

Management's Discussion and Analysis or Plan of Operation

Plan of Operation
  The disclosure you have requested has not been provided. I have been previously advised by the Division of Natural Resources of the SEC that it is inappropriate to discuss any phase of development or production prior to the discovery of mineralized material. I have been advised that discussions of development and production could mislead an investor into believing that mineralized material would be discovered. With respect to the foregoing, I would suggest and encourage you discuss the same with Roger Schwall in the Division of Natural Resources. Supplementally, a consultant will be retained. His fees would be paid from a private placement or second public offering of securities. If the Company can delineate an ore body, raising capital becomes easier, especially in Canada.

Limited Operation History; Need for Additional Capital
  The disclosure has been revised to reflect whether the minimum or maximum is raised, there will be sufficient funds to operate 12 months.

  The disclosure you have requested has not been provided. I have been previously advised by the Division of Natural Resources of the SEC that it is inappropriate to discuss any phase of development or production prior to the discovery of mineralized material. I have been advised that discussions of development and production could mislead an investor into believing that mineralized material would be discovered. With respect to the foregoing, I would suggest and encourage you discuss the same with Roger Schwall in the Division of Natural Resources. Supplementally, a consultant will be retained. His fees would be paid from a private placement or second public offering of securities. If the Company can delineate an ore body, raising capital becomes easier, especially in Canada.

Item 28 Undertaking

  The Rule 415 language has been added and box checked.

Exhibits

General
  The trust agreement has been filed as Exhibit 10.2.

Securities and Exchange Commission
RE: Mayasis Resources Corporation
Form SB-2 Registration Statement
File No. 333-126813
September 2, 2005

Exhibit 5.1
  Exhibit 5.1 has been revised as requested.

  New auditor's and attorney's consents have been supplied.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak